Exhibit 99.2
Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY E35155-S66559 This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given, this proxy will be voted FOR and will be counted towards the majority required for the approval of the Merger, only if the undersigned provides the confirmation required by Item 1A. Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. For Against Abstain ! ! ! ROSETTA GENOMICS LTD. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A. ROSETTA GENOMICS LTD. ATTN: RON KALFUS 10 PLAUT ST., RABIN SCIENCE PARK REHOVOT, 76706 ISRAEL Yes No 1. The adoption and approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), of the merger of Stone Marger Sub Ltd. (“Merger Sub”), a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of Genoptix, Inc., a Delaware corporation (“Genoptix”), with and into Rosetta Genomics Ltd. (the “Company”), including the adoption and approval of: (i) the Agreement and Plan of Merger, dated as of December 14, 2017 (“Merger Agreement”), by and among Genoptix, Merger Sub and the Company; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314 through 327 of the Companies Law, following which the separate corporate existence of Merger Sub shall cease and the Company shall become a private wholly owned direct subsidiary of Genoptix; (iii) the consideration to be received by the shareholders of the Company in the Merger, preliminarily estimated to be $0.60 to $0.70 in cash, without interest and less any applicable withholding taxes, for each ordinary share of the Company, NIS 7.2 nominal (par) value per share, held immediately prior to the effective time of the Merger, with the exact price per ordinary share dependent on the final amounts of deductions and adjustments detailed in the Merger Agreement that have not yet been fixed and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including, without limitation, the purchase by the Company of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger. 1A. Are you a Genoptix Affiliate? A Genoptix Affiliate is defined as Genoptix, Merger Sub, or a holder of at least 25% of the means of control of either Genoptix or Merger Sub, or any person or entity acting on their behalf, including any family member of or entity controlled by any of the foregoing. IMPORTANT NOTE: If you wish to vote on proposal 1, you must provide a response by checking the applicable box for Item 1A. Under the Companies Law, your vote on proposal 1 cannot be counted unless you also vote on Item 1A so as to notify the Company whether or not you are a Genoptix Affiliate. ! ! VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

EXTRAORDINARY MEETING OF SHAREHOLDERS OF ROSETTA GENOMICS LTD. Company no. 51-292138-8 10 Plaut St., Rabin Science Park Rehovot, 76706 Israel Phone number +972-73-222-0700 Date of Extraordinary Meeting – February 1, 2018 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL The notice of meeting, proxy statement and proxy card are available at www.rosettagx.com Please sign, date and mail your proxy card in the envelope provided as soon as possible. The record date for determining the shareholders entitled to vote at the Extraordinary Meeting: The close of trading on December 27, 2017 Please detach along perforated line and mail in the envelope provided E35156-S66559 ROSETTA GENOMICS LTD. For the Extraordinary Meeting of Shareholders To Be Held on February 1, 2018 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Rosetta Genomics Ltd. (the “Company”) hereby appoints Mr. Ken Berlin, Chief Executive Officer, or Mr. Ron Kalfus, Chief Financial Officer, of the Company, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary Meeting of Shareholders of the Company to be held at the California offices of the Company at 25901 Commercentre Dr., Lake Forest, CA 92630, on February 1, 2018 at 10:00 am (PT) and all adjournments and postponements thereof. The undersigned hereby acknowledges receipt of the Notice of Extraordinary Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxy or their substitutes may lawfully do by virtue hereof. If any other matter is properly presented at the Extraordinary Meeting, the persons named above will vote upon such matters, including any adjournment or postponement of the Extraordinary Meeting, in accordance with their best judgment. This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)